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December 27, 2007

Steven M. Kaufman
Partner
(202) 637-5736
SMKaufman@hhlaw.com

VIA EDGAR

Mr. Mark P. Shuman, Branch Chief—Legal
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	ACE*COMM Corporation
Amendment No. 2 to Registration Statement on Form S-3
Filed October 10, 2007
File No. 333-144198
Dear Messrs. Shuman and Ingram and Ms. Jacobs:
     On behalf of our client, ACE*COMM Corporation, a Maryland corporation (the “Company”), we have filed through EDGAR, Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced registration statement (the “Registration Statement”).  This letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its comment letter dated October 29, 2007 (the “Comment Letter”) with respect to the Registration Statement.
     We have reproduced below in bold font the Staff’s comment set forth in the Comment Letter.  Immediately following the comment is the Company’s response in regular font.
General
1.	Please refer to your response to comment 4 of our letter dated September 25, 2007. We are unable to concur with your view that the subject transaction is appropriately characterized as a secondary offering under Rule 415(a)(1)(i). Your registration statement covers the resale by a limited number of shareholders of a very large number of shares relative to the shares outstanding and the number of shares owned by non-affiliates. Your offering appears to be an indirect primary offering of equity securities by or on behalf of the registrant. Because you do not qualify to conduct a primary offering “at the market” under Rule 415(a)(4) of Regulation C, please revise the terms of your offering so that it is within paragraph (a)(1)(i) of Rule 415. Alternatively, revise to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and resales will be made on a prompt and continuous basis.
RESPONSE: The Company has significantly reduced the number of shares being registered for resale from 8,428,601 shares to 5,450,000 shares. The reduced number of shares being registered in this Amendment No. 3 represents 28.2% of the total number of outstanding shares and 32.8% of the total number of outstanding shares held by non-affiliates. In view of this change, and for the reasons set forth below and in our correspondence dated October 10, 2007, we believe that the subject transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Mr. Mark P. Shuman, Branch Chief—Legal
December 27, 2007

     First, the selling stockholders purchased their securities in a private placement completed in June 2007 which yielded net proceeds to the Company of $3.6 million. Each selling stockholder represented to the Company that they were purchasing the securities for investment purpose and not with a view towards effecting a distribution of the shares. The fact that the shares being registered pursuant to this registration statement were issued over six months ago illustrates that these stockholders have been and are at significant economic risk for a substantial amount of time and therefore purchased their shares with an investment intent and not with a view towards distribution.
     Second, none of the selling stockholders was an affiliate of the Company when they purchased their shares and none of the selling stockholders is currently an affiliate.
     Third, to the Company’s knowledge, none of the selling stockholders included in the registration statement are broker-dealers or affiliates of broker-dealers or are in the business of underwriting securities. To the Company’s knowledge, no selling stockholder has an agreement or understanding in place as to the price, timing, or manner of the sale of the shares being registered.
     For the forgoing reasons, the Company believes that the proposed offering is not a primary offering by the Company and that the offering is eligible to be made under Rule 415(a)(1)(i).
*        *        *
     The Company appreciates the Staff’s prompt review of this response. Should you have any follow-up questions, please call me at (202) 637-5736 or call William A. Bennett at (202) 637-5786 or Dirk A. Van Den Bos at (202) 637-6649.
Sincerely,
/s/ Steven M. Kaufman
Steven Kaufman, Esq.
cc: Steven R. Delmar
      Ace*Comm Corporation